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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: May 8, 2003
Commission File Number 001-31528

IAMGOLD Corporation
(Translation of registrant's name into English)
2820 Fourteenth Avenue, Markham, Ontario L3R 0S8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

/s/ Grant Edey
Date: May 8, 2003	Vice President and Chief Financial Officer

2

IAMGOLD CORPORATION 220 Bay Street, 5th Flr, Toronto, Ontario, Canada, M5J 2W4 Ph: 416 360 4710 Fx: 416 360 3750 Toll free: 1 888 IMG 9999 e-mail: info@iamgold.com website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 – $8.75
Total Shares Outstanding:	143.5 million
Fully Diluted:	150.7 million

FOR IMMEDIATE RELEASE: May 8, 2003	No. 07/03

IAMGOLD ANNOUNCES EXPANSION AT TARKWA MINE

Toronto, Ontario, May 8, 2003 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce the decision to proceed with an expansion of the Tarkwa gold mine in Ghana. The ownership structure of the Tarkwa gold mine is as follows: IAMGOLD, 18.9%; Gold Fields Limited, 71.1%; and the Government of Ghana, 10%.

During the last quarter of 2002 a feasibility study was completed for the determination of long-term operating strategy at Tarkwa. After a review of the study, a decision was made to proceed with two significant investments at this mine. The first involves the installation of a 4.2 million ton per annum (mtpa) mill and CIL facility at a cost of US$85 million and the second, the acquisition of a new mining fleet and support equipment at a cost of US$74 million, relating to a conversion from contractor to owner mining. The capital investment will be undertaken between June 2003 and December 2004, with the goal of having the mill commissioned by the end of 2004 and the conversion to owner mining commencing in June 2004. This expansion will increase annual throughput to 19 mtpa, while increasing annual gold production from the current 525,000 ounces to over 700,000 ounces.

A more detailed and comprehensive account of the expansion to be undertaken at the Tarkwa gold mine will be available on the Gold Fields Limited website (www.goldfields.co.za) on Friday, May 9, 2003.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Repadre and IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in Repadre and IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

IAMGOLD is a leading mining, exploration, and development company. Its principal assets, located in West Africa include, a 38% stake in the Sadiola gold mine, a 40% stake in the Yatela gold mine, both located in Mali and an 18.9% stake in the Tarkwa and Damang gold mines in Ghana. IAMGOLD also has a diverse royalty portfolio, which includes a 1% royalty interest in the Diavik Diamond Project in Canada. The Company is currently exploring highly prospective ground in Africa and South America.

For further information please contact:
Grant Edey, Chief Financial Officer,
Paul Olmsted, Vice President, Corporate Development
Larry Phillips, Vice President, General Counsel & Corporate Secretary
Tel: 416 360 4740    Fax: 416 360 4750    Toll free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

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